Exhibit 99.1

For Immediate Release	January 4, 2006

CANADIAN SUPERIOR ENERGY INC. CLOSES TOTAL FLOW-THROUGH

SHARE FINANCINGS OF OVER $8,900,000

CALGARY, ALBERTA - (CCNMatthews – January 4, 2006) - Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG) (AMEX:SNG) of Calgary, Alberta, Canada announced today that at year end 2005 it has closed by way of private placement total “flow-through” share financings of 2,976,400 common shares at a price of $3.00 per share, which includes the 1,666,667 “flow-through” shares previously announced on November 22, 2005. The proceeds from these financings will be used to fund Canadian Superior’s 2006 high impact exploration program in Western Canada.

Canadian Superior is a Calgary, Alberta based oil and gas exploration and production company with operations in Western Canada, offshore Trinidad and Tobago and offshore Nova Scotia. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s Western Canadian Operations, Trinidad and Tobago holdings and the Company’s offshore Nova Scotia interests.

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:

Canadian Superior Energy Inc.

Suite 3300, 400 – 3rd Avenue S.W.

Calgary, Alberta

Canada   T2P 4H2

Investor Relations

Phone: (403) 294-1411

Fax:     (403) 216-2374

www.cansup.com